SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at June 12, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 12, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641-1366 Fax 604 641-1377 www.greatchinamining.com

DEFINITIVE AGREEMENT TO UNIFY XIETONGMEN PROPERTY EXECUTED
CONDITIONAL STOCK EXCHANGE ACCEPTANCE RECEIVED

June 12, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation (TSX Venture: KMK; OTCBB: KMKCF) and Anthony Garson, President and CEO of Great China Mining Inc. (OTC.BB-GCHA) announce that the companies have now executed the formal merger agreement pursuant to which Great China Mining is to be acquired by Continental in a share exchange, thereby combining 100% of the Xietongmen Property interest into Continental. In addition, Continental has notified Great China Mining that, pending the merger, it has now fully exercised its option to acquire a 60% interest in the parent company of Chinese company that owns 100% of the Xietongmen Property, located 240 kilometres from Lhasa in Tibet, China.

This formal agreement is pursuant to and supersedes the letter agreement previously announced by the companies on April 13, 2006. Additionally, Continental advises that a key condition to the merger has been met with conditional acceptance having been obtained from the TSX Venture Exchange. Full stock exchange acceptance is subject to certain conditions, including adequate capitalization, provision of standard documentation in connection with the transaction and related property acquisitions. Continental and Great China Mining are now finalizing a registration statement and proxy circular in connection with a Great China Mining shareholders' meeting, which is being convened to approve the merger. Continental and Great China Mining understand from communications received from the larger Great China Mining shareholders that the merger has broad-based support.

Continental also confirms execution of the final agreement to acquire 100% interest in the surrounding properties, adding 109 square kilometers to its property position. By way of clarification of a previous release in connection with this transaction, 1.5 million warrants will be issued as part of 1.5 million Continental units (each a share and a warrant), as consideration for acquisition of properties surrounding the Xietongmen Property. These warrants will have an exercise price of $1.59 each.

Completion of the share exchange to effect the merger and certain related transactions remain subject to Great China shareholders' approval and a number of usual closing conditions which, if met, will result in completion in the third quarter.

The Xietongmen Property hosts a porphyry copper-gold deposit with significant mineral resources that were outlined by drilling in 2005. Ten rigs are currently active on the property. Results in 2006 (see news releases of May 2 and May 30, 2006) are expanding the deposit.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Continental and Great China Mining intend to file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including the filing by Continental with the SEC of a Registration Statement on Form F-4 (the "Registration Statement"), which will include a preliminary prospectus and related materials to register the common shares of Continental to be issued in exchange for Great China Mining common shares. The Registration Statement will incorporate a proxy statement/ prospectus (the "Proxy Statement/Prospectus") that Great China Mining plans to file with the SEC and mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Great China Mining, Continental, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Great China Mining and Continental through the web site maintained by the SEC at www.sec.gov.

Great China Mining and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Great China Mining in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Great China Mining's annual report on Form 10-KSB, which was filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov.Continental and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Great China Mining in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Continental's Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC's web site at www.sec.gov.

Gerald Panneton President & CEO Continental Minerals Corporation	Anthony Garson President & CEO Great China Mining Inc.

For further information:
Continental Minerals Corporation Tel 604 684-6365 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641-1366 w ww.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual report on Form 10-KSB with the United States Securities Commission at www.sec.gov.